May 25, 2010
VIA EDGAR
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Attn: John Grzeskiewicz
         Christina DiAngelo
Re:	DWS Institutional Funds (the “Registrant”); File No. 811-06071
To The Commission:
     On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (File No. 333-166281) relating to the issuance of shares in connection with the merger of DWS Enhanced Commodity Strategy Fund, Inc. (“ECS Closed-End Fund”), into DWS Enhanced Commodity Strategy Fund, a separate series of the Registrant (the “Merger”).
     A surviving fund analysis relating to the Merger is attached hereto.
     On or about May 25, 2010, the Registrant will be filing a letter requesting that the Registration Statement be declared effective as soon as possible.
     It is currently expected that the annual meeting of stockholders of ECS Closed-End Fund will be held on June 28, 2010. Accordingly, the Registrant plans to mail the proxy materials to ECS Closed-End Fund stockholders on or about May 28, 2010.
     Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7114.
Sincerely,
/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

DWS ENHANCED COMMODITY STRATEGY FUND MERGER — SURVIVING FUND ANALYSIS
Deutsche Investment Management Americas Inc. (the “Advisor”), DWS Enhanced Commodity Strategy Fund (“ECS Open-End Fund”) and DWS Enhanced Commodity Strategy Fund, Inc. (“ECS Closed-End Fund” and collectively with ECS Open-End Fund, the “Funds”) believe that ECS Open-End Fund is the appropriate survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsel in making this determination.
In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of ECS Closed-End Fund into ECS Open-End Fund.

[1]	Pub. avail. Aug. 5, 1994.

Investment Advisors; Continuity of Management	Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. Both Funds are overseen by the same Board.

The same portfolio management team currently manages both Funds and will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing each Fund. Accordingly, the Advisor believes that the historical performance of ECS Open-End Fund is indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	For the six month period ended December 31, 2009 (annualized), the total expense ratio of common shares of stock of ECS Closed-End Fund was the same as the estimated total expense ratio of Class M shares of ECS Open-End Fund, though the elements of the Funds’ expense structures differ somewhat. The ECS Open-End Fund pays transfer agent fees that are not applicable to closed-end funds, while the ECS Closed-End Fund has recently incurred substantial legal and proxy expenses that are not unusual for closed end funds that are targeted by activist shareholders. The surviving fund is an open-end fund and therefore the expense structure of the surviving fund will be that of ECS Open-End Fund. The post-merger expense ratio of Class M shares of the surviving fund is expected to be lower than the current expense ratio for common shares of stock of ECS Closed-End Fund based on a comparison of the actual expense ratio of common shares of stock of ECS Closed-End Fund for the six month period ended December 31, 2009 (annualized) and the estimated pro forma combined expense ratio of Class M shares of ECS Open-End Fund assuming the merger had been consummated on December 31, 2009.

Investment Objective, Policies and Restrictions	As a result of recent adjustments to the investment strategies of the two Funds, both Funds currently have almost identical investment objectives, policies and restrictions. Following the merger, the surviving fund will pursue the investment objective, policies and restrictions of ECS Open-End Fund.

Portfolio Composition	Because the two Funds have instituted almost identical investment objectives and strategies, the current investment portfolios are very similar. Portfolio management does not anticipate a need to rebalance the portfolio of the ECS Closed-End Fund in connection with the merger. At the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of ECS Open-End Fund.

Asset Size	As of April 30, 2010, ECS Closed-End Fund had approximately $146 million in assets and ECS Open-End Fund had approximately $381 million in assets.

In terms of the structure of the transaction, ECS Closed-End will contribute all of its assets and liabilities to ECS Open-End Fund in exchange for shares of ECS Open-End Fund. ECS Closed-End Fund will liquidate and dissolve following the distribution of these ECS Open-End Fund shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.
Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble ECS Open-End Fund. With respect to continuity of management, the surviving fund will be overseen by the Board that currently oversees both Funds, the existing investment advisor to both Funds will continue in that role, and the current portfolio management team for both Funds will remain in place on the surviving fund. The surviving fund will continue to employ ECS Open-End Fund’s fee structure. With respect to portfolio composition, both Funds have similar portfolio holdings currently, so all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of ECS Open-End Fund. The relative asset size of the two Funds also indicates that the surviving fund more closely resembles the ECS Open-End Fund.
After consultation with the Funds’ legal counsel, and in light of the NAST Factors, the Advisor and the Funds believe that the surviving fund will more closely resemble ECS Open-End Fund, and ECS Open-End Fund is therefore the appropriate survivor of the merger.

May 25, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Grzeskiewicz
         Christina DiAngelo
Re:	DWS Institutional Funds Registration Statement on Form N-14 (File No. 333-166281)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as early as possible on May 26, 2010 or as soon thereafter as practicable.
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Sincerely,

DWS INSTITUTIONAL FUNDS		DWS INVESTMENTS DISTRIBUTORS, INC.

By: Name:	/s/ Caroline Pearson Caroline Pearson	By: Name:	/s/ Caroline Pearson Caroline Pearson
Title:	Assistant Secretary	Title:	Secretary